Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

The following is a transcript from an Aetna/CVS town hall:

CVS-Aetna Town Hall Part 1

[ 00:00:03 ]	mark bertolini

Good afternoon.

[ 00:00:07 ]	various speakers

Good afternoon.

[ 00:00:07 ]	SPEAKER

Thank you for coming. Good morning to those on the west coast, good evening to those in London, and sleep tight for those in Asia. I’d like to welcome all of you to meet Larry Merlo, the President, and CEO of CVS, who is with us here today. [Applause] So, we thought it would be a good idea to get up here this afternoon to share with you the exciting news that we announced, actually, last evening, talked about on Squawk Box this morning. 00:00:47 But first, we need to get some legal disclaimers out of the way. Okay. Everybody have their glasses on? That’s the first one. There’s the second one. Number three, and number four. And you can find these on our website with the 10, 10K or 8K.

[ 00:01:09 ]	male speaker

8K.

[ 00:01:09 ]	mark bertolini

8K that was filed today. So, you can see all of that if you have some masochist reason why you want to read.

[ 00:01:18 ]	larry merlo

What we do without attorneys, Mark?

[ 00:01:19 ]	mark bertolini

That’s right. Well your slides have been reviewed, mine have been reviewed. But, you know what happens? Once you get up here, they can’t control you anymore. So, this is, this is really an historic day. I mean, two great companies come together, CVS is going to acquire Aetna. It’s a proud moment for our 164-year-old company. This is an incredible opportunity for us as a company, and I think, as a nation, as we think about how we make this is a healthier world. 00:01:54 You’ve heard me talk about our strategy for some time, creating a more consumer centric model. Bringing healthcare into the home, and local communities. And there’s no better partner to do that, than our friends from CVS, where they have 10,000 stores around the country, within what? 5 miles of 80 percent of the American public?

[ 00:02:09 ]	larry merlo

80 percent, yeah.

[ 00:02:12 ]	mark bertolini

Of the American public. So, we’ve talked about this before, so it shouldn’t be a surprise, and besides, you’ve been reading all the rumors in the paper anyway. But I think we should be excited about this, because let me talk about something first. This is a vertical integration. So, the work we do is very different from the work folks do at CVS. There is very little overlap. So, all of us, all of you, are essential to making this work for both companies. So, I want you to keep that in mind. We have customers to take care of. 00:02:42 We have each other to take care of, as we try to make this a very different experience for the customers that we serve, that we work for every day. So, as you know, we talk about consumer centered health, our competitors are organizing the provider system to work better, but we’re focused on making it better for the member. So, for years, this company has focused on how do we control costs, how do we work with providers, how do we approve procedures. 00:03:13 And very little time has been spent on thinking about what is the unmet need for our customers? And that unmet need is for the single biggest line item in the household budget, 41 percent of medical spend out of pocket, what are we doing to eliminate the confusion that they see every day? You all experience it, I experience it. Where’s this bill from? Who am I going to next? Where are my test results? Why do I got to do them over again? The rat maze I’ve used in many of my presentations, is really about this idea of meeting this very important unmet need. 00:03:48 The most expensive line item I have on my household budget is a confusing morass, where I feel lost, and out of control. So, we know that consumers define their health as a barrier to things they want to do with the rest of their life. So, our focus should be on removing those barriers. And so, when we build a better, more convenient, affordable, service for them, then they’re going to trust us. And they’re going to work with us. 00:04:17 And more importantly, they’re going to stay with us, because we’re going to give them an outcome and a result that’s better for them. And that trust is a very important model. It’s why we’ve done service without borders, So, instead of spending money to acquire members, let’s invest in those members, in a way that makes their journey convenient, affordable, and hassle free, so they stay with us, versus trying to buy more to fill the hole, every time they leave.

[ 00:04:44 ]	mark bertolini

So, think of this. We have somebody go through one of the 10,000 new front doors, that we’re going to create across the country. They see somebody who is going to help them figure out what to do next. We’re going to find the low-cost setting, hopefully the store or their home. We’re going to create a care plan for them, where we can say, because we’ve worked on this together, we’ll eliminate some of your copays, we’re eliminate your prior authorizations, we’ll schedule your visits. We know the journey that you need to be on, and it’s worth it for you to take it. 00:05:15 And we’ll make it the most affordable. They stay with us, because they’ve got a project with us. And by staying with us, we create an economic cycle that works for them, and for us, and ultimately for our shareholders. So, that’s why we’re joining with CVS Health. They’ve got assets in the community in retail, we’ve got assets that understand how to finance all this stuff, and when you put the two together, it’s incredibly powerful. But our success depends on all of you. 00:05:44 Now we’ve been through this just recently. Remember? It was the Humana transaction. Alright? And how did we fair on that? We lost, but how’d the company do? We’re still here, right? We delivered on our promises to our customers. We met our shareholders expectations, and we lived to fight another day, because of you. 00:06:15 Because of what you all did to make this happen every day. Because you had plan B underway, and while the suits were out trying to create a new world, you were running the business, and making it work every day, and that’s what we continue to need to do. Because without you, we can’t make this happen. We can’t take this chance. Now, with, with the vertical acquisition, you all have roles. This place will still be here. As long as there are people that want to work for this new company here. 00:06:49 And so, the idea should be, what can we do to keep this together? Well, first and foremost, the Aetna name will survive. It’s a great brand. It will be the insurance product of the company, it will run as a separate organization, within the CVS family, but work to collaborate on how we can make the experience better for our customers. And we’re keeping our management team. I am going to join the board, where I will become Larry’s boss. 00:07:18 One of 12, one of 16, one of 15, right?

[ 00:07:21 ]	larry merlo

Boss?

[ 00:07:24 ]	mark bertolini

Well, I’ll be one of 15 bosses. So, every CEO know, knows what a nightmare that is, right? But I think that is really why all of you are important, why this place will be here. It’ll remain – the agreement says it will remain in the market for five years. I would argue the brand will remain in the market as long as we do our job, and deliver on our promises to our customers. The Aetna Foundation, and its work on healthy cities and counties challenge, and all the work that Garth Graham and the team are doing, is going to be around, because we funded it for the next three years. 00:07:55 And then we’ll figure out how to work with the CVS Foundation, and make all that work together. So, our future is bright, your future is bright. It’s a bigger company, we’ll be number two on the Fortune 100, right?

[ 00:08:05 ]	larry merlo

Yep.

[ 00:08:09 ]	mark bertolini

Behind Walmart. So, there’s the next target.

[ 00:08:17 ]

[Applause]

[ 00:08:17 ]	larry merlo

You’re already giving me more work to do there, boss.

[ 00:08:19 ]	mark bertolini

When I, when I, when I joined, we were Fortune 100. We got to Fortune 50. I said the next one is to get into the Fortune 10, well here it is. So, we’ll be what? 260 in revenue?

[ 00:08:34 ]	larry merlo

Yeah.

[ 00:08:34 ]	mark bertolini

250, 260.

[ 00:08:35 ]	larry merlo

250.

[ 00:08:36 ]	mark bertolini

In revenue. Walmart’s 448. So, we have a tall order in front of us, to get there. But we can do it if we create the right opportunity. So, exciting transaction, operate the business, take care of our customers, business as usual for a lot of ways. This transaction will close somewhere in the second half of 2018. We’re back at the regulators in Washington for approval. 00:09:05 We serve millions of people every day that rely on us doing the right thing. So, stay focused on delivering our operating plan for 2018 – 2019, and beyond, because Larry’s counting on it. Larry?

[ 00:09:15 ]	larry merlo

Mark, thank you. You know, I’m going to reinforce, you know, many of the things that Mark talked about and, and I thought I’d, you know, first talk a little bit about, you know, the personality of CVS. Because Mark and I have talked a lot. We’ve had a working relationship together, that dates back to, you know, 2010, you know, with the PBM contract. And you know, and, and we’ve worked through some issues. You know, we always didn’t get it right, but we worked together, you know, and our teams worked together, to in fact do that. And I think we’re both, you know, better companies as a result of that. 00:09:48 And one of the things, Mark, that I remember you and I talking about, is you know, when you think about strategy, what role does the culture of the company play in executing that strategy? Especially when you talk about what we’re talking about today, when two companies come together. And, and not only do Mark and I share a common vision of healthcare, we also share a common vision of, you know, the culture, and what the culture represents. And the fact that, you know, you can have a strategy, but you know, if the culture gets in the way of that, culture can trump strategy, in terms of getting across the finish line. 00:10:24 And, you know, this is, you know, what we refer to as the purpose and the values that really, you know, form the foundation, you know, of our company’s culture. And I think you’ll note that there are many of the same things that, you know, are identified with the Aetna culture. And I think as we work together, you know, there’s certainly a comfort level, you know, that we have, that our cultures, in may respects are very similar. And I know that, that was something that was extremely important, you know, for us, and quite frankly, for our board of directors, in terms of, you know, bringing these two companies together. 00:11:00 You know, our, our purpose, our mission is to go somewhere no one’s gone, in terms of, you know, making healthcare easier to navigate. You know, less expensive, more affordable, many of the things that, you know, Mark mentioned in terms of meeting this unmet need, you know, that we hear from friends, neighbors, you know, perhaps even family members that are using the healthcare system. And the fact that, you know, to get there Larry, we have to be able to work together as one organization. You know, we’ll have the Aetna business unit, we’ll have the CVS Pharmacy business unit, we’ll have the Caremark business unit, and you know, as Mark mentioned earlier, everything operates, you know, under the umbrella of CVS Health. 00:11:44 And, you know, we’ve kept the identity of each of those, you know, companies that we operate, and I’ll show you that in just a minute. Because there is equity in that name, out in the marketplace, you know, with the clients and the customers, that you know, are familiar, you know, and use that particular product. And you know, that will absolutely be critically important for us, and as Mark mentioned, you know, while we have a legal commitment to, you know, continue to operate the Aetna name for a period of, you know, five years, you know, I would expect that, that will go well into the future. 00:12:18 Because of, you know, what the name represents, and the equity that exists, you know, in the Aetna brand. So, you know, if, if someone asked, Larry, what is it that CVS does today? You know, we think about, you know, that purpose of helping people on their path to better health. And in terms of how we can, you know, make healthcare more accessible, you know, more affordable, and you know, how we help, you know, people, you know, live a better quality of life through healthcare, make it more effective. 00:12:49 And those are all the different things that, you know, that we do, whether it’s our retail pharmacies, our clinics, the clinical programs. You know, the fact that we have an, an infusion company, that actually goes into the home, you know, and administers, you know, TPN infusion therapy for patients that, oftentimes, have just been discharged from the hospital. But I, I think what is, what is really interesting is, when people ask about the history of, of, of CVS. The company was founded, you know, back in 1963. 00:13:22 With, you know, one drugstore, in Lowell, Massachusetts, and to put that in perspective, it was about a tenth of the size of today’s CVS Pharmacy. It did not have a pharmacy. And one of the questions that oftentimes we get is, what does CVS stand for? And if you talked to one of the founders of the company, Stan Goldstein, who is now in his, you know, late 80s, and if you looked at a picture of that very first store, it spells out the words Consumer Value Stores. 00:13:54 And Stan’s a great story teller, and if he were here, he would turn around and say, when we paid the bill for that very first sign, we realized it was going to be a lot cheaper, okay, to spell out three letters, instead of three words. Okay. And that’s a true story. And that’s, you know, that’s how the name CVS came to be. But, you know, for years, you know, we continued to grow as a retail pharmacy. The first pharmacy opened in 1967, and you know, there were a number of acquisitions that occurred over the years. As a matter of fact, you know, I had been working at People’s Drug, in the Washington, D. C. market. 00:14:28 And that’s how I got to CVS in 1990, when you know, CVS acquired the People’s chain. But I think what was one of the turning moments in our company’s history was 2007, when CVS, you know, merged with Caremark. You know, Caremark was one of the leading pharmacy benefit managers, you know, at the time. And that was the, you know, the decision and the action that really started our journey in, in becoming more of a healthcare company. 00:14:57 You know, that spurred the growth of, of MinuteClinics, and you know, we acquired a Medicare business, Universal American in 2011. And, you know, in the infusion business, and you know, and we reached a second critical juncture, and I could remember sitting, you know, with client, potential clients, could have been a health plan, could have been a hospital system. And we were talking about some of the things that we could do together. 00:15:23 And oftentimes, we’d be two thirds of the way through the meeting, usually it was the chief medical officers who would turn around and say, you guys sell cigarettes – you guys sell cigarettes and tobacco, don’t you? And it was like, okay, how can I crawl under the table, okay? And, you know, and that was another, you know, turning point in our company. Because we had to come to the grips with the fact that we were selling 2 billion dollars’ worth of tobacco products in our retail stores. And at the same time, we were trying to be a healthcare company. 00:15:53 So, we said, who do we want to be? Do we want to be a convenience store, that happens to operate a pharmacy in the back? Or do we want to be a pharmacy company, you know, who may have a convenience offering, but, you know, is really looking to help people on their path to better health, and begin to migrate, you know, towards more of a healthcare company? So, obviously you know what decision we made. You know, we eliminated the sale of, of tobacco products, and that did spur another element of growth for us, in terms of, you know, being a credible entity in the healthcare space. 00:16:26 And, you know, as Mark and I talked over the years, and, and by the way, if you watched CNBC this morning, he told that story. We were having dinner here at Peppercorns.

[ 00:16:35 ]	mark bertolini

Yep.

[ 00:16:34 ]	larry merlo

A couple of years ago. And we were having, as oftentimes, Mark and I would, Mark, there’s so much more we can do, but the value to what we’re doing is going to accrue to you, and we’re going to incur the cost of doing it, and you’re going to make all the money in doing it.

[ 00:16:52 ]	mark bertolini

Yeah.,

[ 00:16:53 ]	larry merlo

And, and by the way, that, that was kind of his answer, what’s your point?

[ 00:16:59 ]	mark bertolini

Thank you, Larry.

[ 00:17:01 ]	larry merlo

You know, but, you know, but it, it really pointed to the fact that, you know, we shared a similar vision, a similar strategy that, as CVS was working to become more of a healthcare company, you know, starting with the consumer, and working towards the payer, you know, Mark had, had a similar vision, in terms of, we need to get closer to the consumer, and while our core is, you know, on the payer side, we’re working to get, you know, closer to the, closer to the customer. 00:17:30 And we continued to have, you know, those discussions over the last couple of years, even, even while the Aetna, you know, the Aetna Humana, you know, question was still going through, you know, through the regulators. So, you know, we’re really excited to, you know, be able to, you know, sit here today, and you know, talk as partners. Mark mentioned that, you know, he’s going to be joining our board of directors, and yes, be you know, my boss, one of my bosses.

[ 00:17:54 ]	mark bertolini

One of your bosses.

[ 00:17:55 ]	larry merlo

Okay. And, but, you know, Mark I, I really consider that to be a privilege because, you know, I certainly respect what, you know, you have done and the leadership that you have provided to, you know, all the people, you know, here, and, and, and you know, whether it’s your vision, you know, the leadership, you know, the expertise that you have, and I know that I will continue to benefit from that. So, thank you.

[ 00:18:17 ]	mark bertolini

Thank you, Larry.

[ 00:18:18 ]	larry merlo

And you know, as Mark mentioned, you know, we’re going to continue to operate, you know, the Aetna business as, you know, a separate business, much like we do with CVS Pharmacy, and Caremark, and you know, we’re counting on leaders from, you know Mark’s team, the Aetna leadership team, to continue to lead that business. And I think the other important point, and I’ll show you this in a minute, because I showed you that – I’ll, I’ll call it, you know, half a circle slide, that talked about the businesses that, you know, CVS operates today. 00:18:50 But notice how all of a sudden, you know, it’s not half a circle, it’s a full circle. And this represents the fact, that as Mark talks about, you know, this is a vertical integration, all of these additional businesses are going to be new to CVS. And that means that we need you, you know, to help us, you know, in the CVS health, you know, goal and objective, and what we can do together, in the fact that we don’t have any of those businesses today. 00:19:20 So, we’re going to be counting on you to continue to do the terrific job that you have done to make Aetna, you know, what it is today, and you know, we operate – I call it a distributed workforce, where we have centers of excellence across the country. We actually have more people who work in Scottsdale, Arizona, you know, that work in Woonsocket, Rhode Island. And we have centers of excellence in Pittsburg, and Chicago, and Irving, Texas. 00:19:49 And we look forward to, you know, adding to that list of, you know, workforces all across the country, with you know, Mark, what’s represented, you know, here at Aetna today. So, again, I can’t tell you how excited. I know I speak for, you know, everyone at CVS Health, that we got to go through this thing called the regulatory process, and you know, that’ll take some time, and you know, the suits will end up doing all that work, and, and I know we can count on, you know, all of you to continue to do the fine job that you do. 00:20:19 But, you know, I want to officially welcome all of you to, you know, hopefully soon to be, you know, CVS Health colleagues. And you know, we have tremendous respect for, you know, the Aetna organization, you know, what it represents in the marketplace, and what we can do together, you know, to really change the face, become a new front door to healthcare, in America.

[ 00:20:42 ]	mark bertolini

Thank you, sir.

[ 00:20:44 ]

[Applause]

[ 00:20:51 ]	mark bertolini

How many employees do you have now?

[ 00:20:53 ]	larry merlo

We have about 240,000 employees.

[ 00:20:55 ]	mark bertolini

So, you’ll be topping out about 50?

[ 00:20:58 ]	larry merlo

Huh?

[ 00:21:01 ]	mark bertolini

With our 50 plus?

[ 00:21:00 ]	larry merlo

About 300,000.

[ 00:21:01 ]	mark bertolini

300,000 employees. Big place, big place. So, I want to thank the people who actually worked the deal over the last five or six weeks. So, Bjorn, and the deal team, the executive leadership team spent a lot of time in meetings with office communication team, the legal team, the regulatory team. It was quite the show. Went right down to the last minute. But we got it done. The boards, we should show respect to both boards, which did a lot of meetings.

[ 00:21:33 ]	larry merlo

Yes.

[ 00:21:33 ]	mark bertolini

The meeting fees this year in the budget will go up.

[ 00:21:35 ]	larry merlo

Yes.

[ 00:21:37 ]	mark bertolini

But more importantly, all of you keep the trains running on time, and you take care of our customers, while we’re doing this stuff, and that’s really, really important. I’m extremely proud of all of your achievements, and it’s because all of you that we’re positioned to put this kind of relationship together, that I truly believe will change healthcare in America, when we get it up and running. So, with that, I will turn it over to all of you, to start asking questions. Who wants to be first?

CVS-Aetna Town Hall Part 2

[ 00:00:03 ]	mark bertolini

And we have people in TV land, right? About 70 percent of the population, 80 percent of the population is out in TV land, any TV land questions, from the back? Good, yes, sir?

[ 00:00:12 ]	ali

Hi, Mark and Larry. My name is Ali. First of all, before I ask the question, thank you for posting the announcement yesterday. That has definitely put away some of the uncertainty, and here at Aetna we are really excited to be a part of the CVS soon. So, the question that I have it, yesterday, in your announcement, you mentioned that this deal will be closed in the second half of 2018. So, what are some of the steps that need to happen in between, high level, if you could highlight that? 00:00:45 That need to be happen between this time, to be able to have this deal finalized? And what are some of the potential challenges that could be there to hurt it, other than, the lawsuits that we talked about from the Department of Justice? Thank you.

[ 00:00:58 ]	mark bertolini

Well, it is our expectation we don’t get sued by the DOJ, that’s a bad outcome. So, yeah, we expect that we have a lot of appropriate information to explain why this works. And why it’s very different, than even the A T & T, Time Warner vertical integration that’s going on now. So, that work will be starting underway almost immediately. But I would say we’ve got to keep the business running, we’ve got to take care of our customers. 00:01:27 Because our competitors, and some of our customers are going to be saying, is this going to distract Aetna or CVS, from the work they need to do? And so, that’s the most important thing. We have the regulatory review, we have state filings with the Departments of Insurance, that we have to go through, and we have a lot of states, how many states Steve? 21 states? We’ll have hearings in some of those states. So, there’ll be a lot of work for the state regulatory people. 00:01:56 And we have integration to talk about, what are we going to do when we get the companies together, and the deal closes? Who is on first? You know, what’s on second? All that sort of thing. So, but I think right now, keep the business running, enjoy your holidays, by the way. I know it’s year end, but enjoy the holidays and, and you know, get ready to start talking about integration next year. Anything to add?

[ 00:02:21 ]	larry merlo

No, I – you know, I think the only point I, I would make, Mark, is that, you know, you may have heard in the, in the interviews that we’ve done, you know, the statement made that we believe this transaction, you know, is, is a real compliment, in that, you know, you think about the value that this represents for consumers, and payers. And by the way, you know, our biggest payer today is now the federal government, when you think about, you know, Medicare, and Medicare, Medicaid. 00:02:51 And, you know, one of the things that we’ll be doing is, you know, talking specifically about how that value comes to life. And what we’ll be able to do, you know, with this new company, you know, to lower overall healthcare costs. And, and I think that, you know, that dialogue will be, you know, a critical element, in terms of the regulators understanding, you know, what can be done, that isn’t being done today.

[ 00:03:16 ]	mark bertolini

TV land?

[ 00:03:18 ]	Kathryn

Larry, very important question, it’s actually one of the top ones that’s come in so far. Do you have employee discounts for CVS?

[ 00:03:27 ]	larry merlo

Well, Kathryn, you know, I, I, I thought about mentioning that in my prepared remarks but I wanted to see if, if it would come up, okay? Alright? Because I was going to ask how many people here have an Extra Care card? Okay. Well, you know, at, at some point in time, you will get an additional discount with that Extra Care card. So, yes, we do have, you know, an employee discount.

[ 00:03:52 ]	mark bertolini

How much is it?

[ 00:03:53 ]	larry merlo

Program. It’s – it, yeah, I could really --

[ 00:03:58 ]	mark bertolini

Do board members get it?

[ 00:03:58 ]	larry merlo

If I said, it doesn’t apply to board members, okay. Board members do get that Mark, so you’re – it’s, it is a 20 percent discount, okay. And for CVS brands, it’s actually a 30 percent discount.

[ 00:04:12 ]	mark bertolini

Wow, including all the beauty items?

[ 00:04:23 ]	larry merlo

Whatever floats your boat.

[ 00:04:28 ]	Kathryn

Alright, if we’re ready for another one.

[ 00:04:31 ]	mark bertolini

Okay. Anybody in the room? Yes, oh, of course, Rhonda. You haven’t asked your own question?

rhonda

I’m Rhonda, I’m the head of medical economics. I’m wondering if, if part of this is to set up, perhaps, more optimal sight of service, and lower cost, if we anticipate any pushback from the provider community?

[ 00:05:00 ]	larry merlo

Yeah, you know, that’s, that’s a great question and we’ve got a lot of learnings, in terms of, you know, how MinuteClinic has been positioned in the marketplace. You know, some – here’s some interesting stats on what we’ve seen at MinuteClinic. We’ve now seen more than 37 million patients, over probably, an 8 to 9-year period. 50 percent of the patients that we see do not have a primary care physician. And one of the things that our nurse practitioners do, especially with new clinics, or you know, if, if the practitioners in a location change, is they’ll go out into the locale, to the PCPs, and you know, within a couple of miles of the clinic. 00:05:38 They’ll introduce themselves. You know, here’s, here’s who we are, here’s who we’re not. Share some of these statistics, and you know, one of the, one of the protocols that they follow is encourage, you know, patients that they see, to in fact get a PCP. And, you know, so all of a sudden, we become a compliment to primary care, because we become the referral source. And, you know, so I think we have found, you know, how we can position the things that we’re talking about doing, around service offerings at retail, if you will. 00:06:12 You know, to be a compliment to, you know, the healthcare system. And, you know, support the work of physicians, and medical teams, okay. And, you know, versus competing with them. And I think MinuteClinic is a good example. The other thing that’s interesting to note, 50 percent of the visits that we see are nights, and weekends. And, you know, it’s interesting, one of the things that we look at, is how many, how many visits do we see on a holiday? And it’s, it’s a staggering number, and, and you sit here, and when you think about, you know, the cost of care, all of a sudden you start wondering well, if these folks were sick enough to go to a MinuteClinic, you know, on Thanksgiving Day. 00:06:50 If we didn’t exist, where would they end up? You know, the ER, emergency room at a cost of what, 10, 12 X, you know, that MinuteClinic visit. So, that’s something that, you know, we’ll work, you know, very hard, and it will be one of the guiding principles as we move forward, because it is important. But, you know, I think there, there is a solution there that, you know, I think, you know, physicians, you know, and their medical teams, their staffs, will be quite pleased with.

[ 00:07:19 ]	mark bertolini

Think of an organizing framework in our language of a patient centered medical home, and the stores being an organizing framework for that. TV land?

[ 00:07:31 ]	Kathryn

Great. Could you talk about what this deal means for employers?

[ 00:07:38 ]	mark bertolini

Well, I, I like to think that if we organize this properly, and we build networks around each of the stores, that with these new front doors for healthcare, we have access points we’ve never had before. So, we can go to national accounts, and actually Larry and I talked about this during integration, can we go to Dallas, for example, and start to open up stores in Dallas? And say, in 10 million national account lives in Dallas, here’s a better offer. So, the idea of more access points that coordinate, manage, and shepherd people through their care, is going to be very interesting to employers.

[ 00:08:16 ]	larry merlo

You know, one of the things, and maybe it goes back to Rhonda?

[ 00:08:18 ]	mark bertolini

Rhonda.

[ 00:08:18 ]	larry merlo

Rhonda, Rhonda’s question that, you know, how, how many people here know someone that has diabetes? Yeah, just about everyone in the room. And, you know, I think about some of the folks that I know. They go to the physician, you know, three or four times a year. The doc gives them a care plan, and I can’t tell you the number of times that, you know, you’re with someone and they don’t follow that plan. 00:08:47 And, you know, I’m sure you see the impact of that, okay, in terms of, you know, the incremental healthcare costs that are incurred, because you know, people are not following a path to better health. And you think about some of the things that we can do, you know, where we’re out in the communities, and we become part of, you know, those patient’s daily lives and routines. And how we can work to get them, you know, back on their care plan. So, again, I think employers would be extremely, you know, interested in that, because we’re going to reduce, you know, the cost of care. 00:09:19 So, you know, think about those employers that are self-insured, okay. And you know, what that means for them. And, you know, think about perhaps some of those physicians that are on some type of value based, you know, payment model, and all of a sudden, they’re going to be cheering our efforts, because that’s going to be meaningful to them in terms of, you know, their reimbursement threshold. So, I think those are some of the things that are going to be really exciting for us to be working on together, because, you know that’s going to break some paradigms that, you know, have existed historically in healthcare.

[ 00:09:55 ]	mark bertolini

Questions in the room? Oh, yes? Microphone.

[ 00:10:05 ]	gladys

Hi, I’m Gladys from real estate information management, and I have two questions. One of them, I was curious about what was going to happen to the new corporate headquarters? Is there any changes to that?

[ 00:10:18 ]	mark bertolini

The corporate headquarters is in Woonsocket, once we close the deal, Rhode Island. But the New York real estate is something that’s going to continue to exist, as we try to attract people, you know, centers of excellence, which is going to be the majority of the staff in, in the New York office anyway. But as I said before, as long as there are people here that are providing valuable service to our customers, and they want to be here, we’ll be here.

[ 00:10:49 ]	larry merlo

Well said.

[ 00:10:49 ]	gladys

Thank you. And the second question was, if you’d be looking for synergies in like the corporate shared service functions, or is that going to be standalone too for a while?

[ 00:11:03 ]	larry merlo

Well, you know, there is – when you, back to the, back to the point that we made earlier that, you know, there’s an awful lot of, you know, new businesses to CVS that is going to be important that, you know, we continue to operate and maintain. You know, there’s probably, you know, some functions, a few functions where there’s going to be some duplication, and some of those functions, because the business has gotten bigger, we’re going to have to add to. So, I think there, there, there will be opportunities as we go forward. 00:11:34 And, you know, I think as, as we said yesterday, in the interviews that Mark and I did, and even today, that, you know, when you think about, you know, transactions and acquisitions in the marketplace, you know, there’s usually this big focus about, you know, how costs are reduced, and how workforces are reduced. This is not, you know, a people based story, in terms of justifying the two companies coming together. You know, this story is about growth, and expansion, and opportunity. 00:12:06 And I think that’s going to mean terrific things for, you know, the folks that are out in TV land, the folks here, and you know, the excitement around what we can do together as we’ve been talking about examples of that today.

[ 00:12:23 ]	mark bertolini

TV Land? In the room? Over there?

[ 00:12:28 ]	kate norman

Thank you. Hi, I’m Kate Norman, in enterprise intelligence. And one of the things that we do is leverage journey mapping as a tool to help improve consumer experience. And I’m very excited about the potential to have truly integrated data access, where we could understand where a person’s at, in their own human centered journey much early on. Do you anticipate we’ll face significant challenges in bringing all of that data together?

[ 00:12:59 ]	larry merlo

I sure hope not. And I, and I’m looking out, you know, I’m looking at the attorneys in the front row here, but I don’t know Mark, maybe I’ll go first on this one. I know you’ve got a passion on this as well. But, you know, as, as I look at how we use information at CVS today, I would say to a large degree, it’s reactive. So, the example that I’ll use is, you know, someone, let’s say that they’re on cardiovascular medication, you know. We can triangulate, jeez, this person should have had their prescription refilled five days ago, they didn’t. 00:13:32 Why, and, and now we reach out reactively as to why. And we try to get them back on, you know, their regimen. You know, I think the opportunity that we have here is how can we be more proactive, you know, with the information, and you know, avoid a medical event before it happens.

[ 00:13:54 ]	mark bertolini

Point of sale information, connected with clinical information, all of that sort of stuff, will be important. We’ll have to appropriately manage HIPAA and all those others information, but I think people are going to want out help. And the more we can, information we can use at the point of care, the better off will be, that’s relevant to that issue. In the back?

[ 00:14:21 ]	osis karechi

Hi, Larry and Mark. Osis Karechi [ph] of CH and S Controllers. Does this sort of end CVS’s, CVS’s being payer agnostic, you know? And, you know, what happens to the PBM sort of, you know, does this sort of kill the idea of a PBM and kind of bring this, you know, obviously we’re bringing those types of things like together. So, I’m just curious on, you know, your, your thoughts and I know some folks in India might be too, but --

[ 00:14:59 ]	larry merlo

Well, you know, I, I think the PBM certainly continues to play an important role when you think about the pharmacy component, you know, of what we do. I think one of the things that’s exciting is, you know, we have the opportunity to, you know, build something. Mark said it very well this morning, that you know, if you listen to your customer, you know, and understand what it is they’re frustrated with. And you know, bring a solution to that, and all of a sudden, we create something that they want to use. 00:15:31 Not because they have to use it. And, you know, the ability to use something that, you know, they like, they want. If somebody says no, you can’t use it. Well, you know, as consumers we don’t like that. And we push back in terms of, you know, whoever is making that decision. So, I think the opportunity that we have is, you know, we bring these companies together. You know, we build these wonderful things, and we make them more broadly available, you know, in the marketplace. 00:16:02 You know, to, you know, people today, who are our partners, our clients, and by the way, if they don’t want, you know, to, you know, engage in us with that, because they see us as a competitor, well if we’ve done it right, then their members are going to be complaining they can’t use it. And I think that’s, that’s –

that’ll be one of the guiding principles in terms of, you know, what we build going forward. But I think that is such a huge opportunity, you know, for us in the marketplace.

[ 00:16:33 ]	mark bertolini

Let me use an auto analogy. When you buy a car, you never talk about the financing first. And in healthcare, we talk about the financing first, and then we never talk about the car. And so, if we have this conversation with people in the store, and say, oh by the way, once we get figuring out what you need, let’s find the best financing alternative for you, in the back room. And it maybe our own financing alternative, or it maybe a Medicaid contract, or a Medicare contract, or somebody else, none of us know where our mortgage is right now, because it’s been trenched up 100 times, it’s in the ether. 00:17:06 But you go to a mortgage service agent. We can be that mortgage service agent behind the scenes, financing an investment in somebody’s future.

[ 00:17:17 ]	larry merlo

And, and I’ll just give you one more, you know, real life example. There, there was a, I won’t mention, you know, who it was, but there was a particular health plan that, you know, was extremely interested, you know, in the role that MinuteClinic plays. But did not want to have CVS Pharmacy in their network. So, we’re sitting down and saying well, let’s talk about the customer here for a minute, okay? And let me paint this picture. 00:17:45 One of your members comes to MinuteClinic, they have a sore throat. You know, the nurse practitioner does the exam, the diagnosis, determines that you do have strep throat. Writes a prescription for an antibiotic and the person walks 30 feet to the pharmacy, only to be told by the pharmacist that, you know, I can fill your prescription. However, you know, it’s going to be X, cash because your insurer does not permit me, you know, to fill this prescription. 00:18:17 Is that the experience that you want your members to have? So, in that example, the particular health plan was now faced with a decision, that you know, I really love what MinuteClinic represents in the market, but I am really going to create a bad experience for my members, you know, if the pharmacy isn’t a component of that. And I think that, you know, we – that’s the opportunity that we have to, you know, build out our surround sound, you know, way in which, you know, we can, you know, help our customers. 00:18:53 You know, manage their health, so that they can achieve their best health possible.

[ 00:19:00 ]	mark bertolini

TV land?

[ 00:19:01 ]	Kathryn

So, another popular line of questions, opioids, and what can be done to fight the opioid epidemic?

[ 00:19:07 ]	larry merlo

Want me to start? Well, you know, the – we’ve all seen red about the opioid crisis, and you know, it doesn’t discriminate. It’s, it’s in our cities, it’s in the suburbs, it’s across rural America. And, you, you may have seen back in, what time was it September? Back in late September, we made some, you know, pretty dramatic announcements, okay? And, you know, as we assessed, you know, what we have been doing for the last couple of years, and you know, we were really focused on, you know, on three things where we thought, you know, we could improve, you know, this, you know, dynamic that’s happening around us. 00:19:47 One is, how we could go out into the community, and educate students. And we have a program called Pharmacists Teach. We have 30,000 pharmacists all across the country. They went into local schools, and you know, talked about the dangers of prescription drug abuse, and it was accompanied by, you know, a short vignette video. And to date, you know, we’ve now, you know, touched about 300,000 students. And we’re in the process now of introducing a parallel program for parents. 00:20:19 So, we did that. Second thing that we did was develop, I’ll call them drug takeback programs. And this was shocking to all of us, because what we did is we worked with local law enforcement, to put drug takeback receptacles, actually in the police departments. There was a tremendous amount of interest in that, because with everything that’s happening, you know, across society, that there were many law enforcement officers that said, by doing this, I can help break down the wall that exists, okay. 00:20:49 I want, you know, residents, you know, in my locale to think of, you know, the police department as being, you know, part of the community. And to the extent that they’ll come here to dispose of unused medications, that helps break, you know, some of the paradigms that may exist. The thing that was shocking to us, in about two years, you know, we had taken back over 220,000 pounds of unused prescription medications. 00:21:18 Now, this wasn’t all opioids, you know, there were other, you know, common, you know, prescription items that were in that, but you know, that really got us, you know, spending more time, in terms of, you know, what’s the root cause of the problem? And, you know, it really led to the reality that, and I’m sure that, there’s probably a lot of hands, that someone goes to the dentist for some type of, you know, procedure. And, you know, maybe it’s a root canal or, you know, an extract, extraction, and they walk away with a prescription for 30 hydrocodone. 00:21:53 When they probably only need 6 or perhaps 8. So, as we got more into that, we made the decision that, you know what? We can’t wait to re-educate physicians, we can’t wait for another generation, you know, of physicians. So, you know, through CareMark, we’re going to work to identify, you know, the first time the acute user, we thought through utilizing data, we got very comfortable that, you know, that patient who is a chronic and, and needs to be a chronic pain med for a variety of reasons. 00:22:28 We can make sure that we’re not going to inter, interrupt or disrupt their care. But we move to, we’re not going to dispense a prescription for more than a seven-day supply. And, you know, we made that announcement in September, and knock on wood, so far, so good. And you know, as, as we started looking at the data, you know, we have seen about a 9 percent decrease, you know, for the subset where we have already rolled this out. 00:22:57 A 9 percent decrease in the number of opioid prescriptions, but more importantly, about a 25 percent decrease in the number of units being dispensed. So, we know we’re going to make a difference there, because there, there are countless stories out there where, you know, it all started with that unused prescription getting into the wrong hands. So, we think that this will make, you know, a big impact in that.

[ 00:23:23 ]	mark bertolini

Question.

[ 00:23:24 ]	manish

Hello, Manish, part of the marketing team. The big competitors are Amazon and Silicon Valley based companies. How will this merger help us compete effectively with them? And how fast will you move to fortify those positions?

[ 00:23:41 ]	larry merlo

I’m going to – Mark, you, you had a great answer on, on Amazon this morning.

[ 00:23:46 ]	mark bertolini

We shouldn’t be looking over our shoulders at our competitors. We should be looking at our customers, and finding their unmet need. And if we do that better than anybody else, our competitors will stay away.

[ 00:23:56 ]

[Applause]

[ 00:24:00 ]	mark bertolini

So, that’s all we got to do. You know, companies like Amazon, are really smart. They don’t go to places where there’s not an unmet need, and they can’t win. And so, instead of looking at them, let’s look at our customer, let’s figure it out, let’s make that investment, let’s run for that hole, and I think the offering we’re talking about putting together is the best one out there. It will be better than anybody else’s. Other questions in the room? In the back?

[ 00:24:29 ]	katie mcrae

I’m wondering how Aetna branding and marketing will be incorporated into the physical locations at CVS?

[ 00:25:25 ]	larry merlo

You know, one that, you know, we have not answered as of yet, okay? And, you know, and, and by the way, one of the things that I should, I should have mentioned in, you know, in my opening remarks, that, you know, one of the things that’s going to be, you know, important for us, and, and my commitment to, you know, all of you is, you know, communication is going to be critically important as we go through, you know, this period of regulatory approval, and we begin to, you know, plan – do integration planning. 00:25:57 And, you know, you have my commitment that, you know, as you know, we go through that process, we, we will, we will do everything, you know, that we possibly can to keep you up to date in terms of, you know, the planning process, you know, where we’re at with decisions that will need to get made, okay? And the things that we know, and at the same time, the things that we don’t know, that we’re still working on. Because, you know, I, I recognize that in the absence of communication, it’s human nature that, you know, you’ll fill in the blanks. 00:26:31 And so, our goal and objective is, is to make sure that you don’t have to do that, because we’re doing a good job in terms of communicating with you.

[ 00:26:43 ]	mark bertolini

TV land?

[ 00:26:43 ]	Kathryn

Great. So, Larry, a couple of questions around talent and talent development. Would you comment on your philosophy, obviously CVS has had a number of acquisitions, and can you talk a little bit about your approach to talent development, and career progression?

[ 00:26:56 ]	larry merlo

Yeah, that’s a great question, and you know, much like Aetna has, you know, has done over the years, that you know, we have grown, you know, through acquisitions, and you know, and by the way, I mentioned earlier that, you know, I wasn’t, I’ll say born and raised at CVS. And, you know, I came from an acquisition. So, I can appreciate, you know, the questions, the uncertainty, and you know, how does the company do this? And, you know, how’s, how is that the same? Or you know, how is that different from what I’m accustomed to? 00:27:26 Listen, we recognize that we could have the best strategy in the world, okay? And if we can’t, you know, execute, and implement that strategy, then you know, it’s a good thought for naught, as I describe it. And we recognize that, you know, embedded in, you know, the implementation, and the execution, is, you know, the people component. And, you know, and, and I know Mark shares that philosophy, and you know, we have, you know, a whole cadre of, you know, training programs, you know, much like Aetna has. 00:27:58 And, you know, development programs, and leadership programs, and you know, I think that, you know, you’ll find that there are many, many similarities, you know, in terms of, you know, how we think about, you know, talent in the organization, and you know, the acknowledgement that, you know, the talent in our respective organizations, that are really customer facing, you know. Those are the individuals that are putting the face, and someone had asked the question about the branding, that’s how the brand comes to life. 00:28:30 And, and we know it. You know, I, I, I hear from people who, you know, engage with a pharmacist in our store, and many times, you know, their level of engagement is – it has more to do with the relationship that they have with, you know, John or Mary, than it does with the CVS Pharmacy brand. And, you know, we recognize that importance, and the role that, you know, our colleagues play in bringing that to life.

[ 00:28:57 ]	mark bertolini

Kathryn.

[ 00:28:59 ]	Kathryn

Terrific. Mark, can you talk a little bit about the implications for Aetna International?

[ 00:29:04 ]	mark bertolini

Larry and I are actually going to talk about that on Monday. You know, I think there’s a great opportunity for Aetna in that process. We have 352 million mass affluent individuals coming out of the Far East, over the next five years. We just purchased a license in Thailand. And I think, you know, that’s something we’ll look at, and talk about, and see how that fits.

[ 00:29:27 ]	larry merlo

Yeah, and I’ll just add, you know, we have not had a lot of international experience. And it was, I’m going to say, three years ago, that, you know, we said, well, you know, we had done a lot of work on international, in terms of just, you know, understanding the landscape. And, you know, we made a decision, we bought a pharmacy chain in Brazil, and maybe it was four years ago. And it was 40 stores, and we said, you know what? 00:29:57 We, we know things that we don’t know about international, and you know, there’s probably things we don’t know, we don’t know, and you know, that list was longer than the first list, let me tell you, okay? So, you know, that has been a, a really good learning experience for the organization. And as Mark mentioned, you know, we’re going to talk more about that next week.

[ 00:30:21 ]	mark bertolini

Questions in the room? Yes, sir, there’s a microphone there, and then up here, okay? Go ahead.

[ 00:30:28 ]	mark benville

Good afternoon, gentlemen. Matt Benville, Medicare advantage underwriting. I’m wondering with this acquisition, what sort of opportunity is created in the mail order space?

[ 00:30:38 ]	larry merlo

Yeah, that’s a, yeah, that’s a great question. You know, one of the things that’s interesting is, you know, as we’ve looked at, you know, the pharmacy element of mail, you know, that has been on the decline. And, you know, you, you may have seen an announcement that, you know, we started providing store delivery, okay? Actually, you know, in Manhattan, starting today. And, you know, we actually deliver prescriptions in about 2,000 stores. 00:31:07 Largely, you know, if we went out and bought, you know, an independent pharmacy, that had a delivery, you know, program, then we retained that. And, you know, what we found was there was a very small percentage of the customer base, but that customer base was, you know, it was very important for them. Probably because of, you know, their, their mobility out in the community. So, I think that’s something that, you know, we’ll probably want to study more. And, you know, understand what role, you know, digital tools now plays in all that. 00:31:38 So, you know, it’ll be one of those things that will be on the list, in terms of, you know, what’s next? And, you know, is there something that we can do that’s not being done today?

[ 00:31:49 ]	mark bertolini

Question over here.

[ 00:31:51 ]	bill spatcher

Sure. Bill Spatcher, I’m in LRB actuarial, and actually, a former CVS employee. And, it’s a great, it’s a great story.

[ 00:32:00 ]	larry merlo

Sooner or later, they get you.

[ 00:32:02 ]	bill spatcher

Yeah, sooner or later, they catch you.

[ 00:32:05 ]	mark bertolini

You can run, but you can’t hide.

[ 00:32:07 ]	bill spatcher

Yeah, you can’t hide. But over the years I’ve been involved with creating data systems, and when the data comes together, the power of the data is just compelling. It’s a multiplier beyond what you can, what you can imagine. And I’m most interested to know, certainly when we have HIPAA requirements, and we have, you know, pre-deal stipulations that we have to do, but when might we begin to explore the possibilities of marrying the data?

[ 00:32:34 ]	mark bertolini

Well, I think we’re both doing it now. We’re doing it with some of our partners. And we’re finding all the, the crew up in, outside of Boston, Wellesley, Boston, is doing a lot of great work up there, and looking at different sorts of data coming together to make predictions, to find co-variants, that may make a difference in the individual’s health. 00:33:03 What is an optimal diabetic look like? Are there a certain type, based on the people we’re dealing with? So, all of that’s very powerful. As we put the companies together, I think there’s an even richer data, and I think we’re going to have spend time thinking about how do we do it the right way, and according to HIPAA compliance.

[ 00:33:19 ]	larry merlo

One, one of the things I will mention, because you know, we, we – there have been quite a few questions now on, on data information that’s come up, but one of the things that we started doing, probably, I’m going to say, maybe 5 years ago, is spending time, in terms of how do we build, you know, the technology as the enabler to utilizing, and I’ll say executing, that data to create an outcome. 00:33:48 So, the example that I’ll use is, you know, embedded in our pharmacy technology, is the ability to accept data from a variety of payer sources. And to make that, you know, part of the prescription filling process. So, example being, let’s go back to, you know, the patient with diabetes. And you know, we know when they should have an A1C test, you know, performed. Well, they’re coming into, you know, get their prescription from that form, and by, by pulling that data in from another source, today, we have the ability for that pharmacist to deliver that message at the point of sale. 00:34:25 And, you know, now think about, you know, the art of the possible, that you know, you should have an A1C test done, you know, more than four months ago. And by the way, you know, the nurse practitioner over at MinuteClinic can, can do that for you. And, you know, you know how the story goes from there. So, I think the good news is we have a huge opportunity in terms of bringing the data together as you mentioned. But, you know, we already have some technology capabilities, and ways in which we can deliver that data, you know, face to face with the customer to create an outcome.

[ 00:35:02 ]	mark bertolini

Last question. Who wants it? TV land?

[ 00:35:09 ]	Kathryn

Mark, we have a couple in the last category, but I’ll do two just really fast. One is, any implication for the Apple partnership?

[ 00:35:17 ]	mark bertolini

Again, we’re just reaching out to partners today. So, I have a call with Apple, actually, this afternoon or tomorrow morning.

[ 00:35:25 ]	Kathryn

Terrific. And Larry, your views on telework or work from home?

[ 00:35:31 ]	mark bertolini

I told you.

[ 00:35:35 ]	larry merlo

I, if that question didn’t come up Kathryn, he was going to have to pay me five dollars, okay. No, yeah, we, we have work at home programs, okay. And they have been extremely successful. You know, we’re very committed to them. I think one of the things that we have found is, you know, where – what are the jobs that make a tremendous amount of sense? And, you know, those jobs are, you know, jobs where, you know, the metrics, you know, are, you know, very easy to, you know, manage and, and, and track, okay. 00:36:13 And where we haven’t had, you know, as, as much success as when, when, when we stray a bit away from that. So, we’re committed to work from home programs, okay, for a subset of our jobs, where, you know, it enhances productivity. And, you know, I would expect that we’ll continue to, to do that, Mark.

[ 00:36:36 ]	mark bertolini

Great, good answer. Thank you everybody.

[ 00:36:41 ]	larry merlo

Thanks everybody. See you soon.

[ 00:36:41 ]

[Applause]

[ end of tape: CVS-Aetna Town Hall Part 2 [ 00:36:49 ]

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This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

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CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.